Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX REPORTS COMPLETION OF COMMON SHARE CONSOLIDATION

CALGARY, ALBERTA (July 3, 2017) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has completed the previously announced consolidation of the Company's common shares (the “Common Shares”). Trading on a post-consolidation basis will commence on both the New York Stock Exchange and Toronto Stock Exchange on or about July 6, 2017.

The Company filed articles of amendment on July 1, 2017 to effect the consolidation of the Common Shares of the Company on the basis of a consolidation ratio of 5 old Common Shares to 1 new Common Share (the “Common Share Consolidation”). No fractional Common Shares will be issued pursuant to the Common Share Consolidation. In lieu of any such fractional Common Shares, each registered shareholder of the Company otherwise entitled to a fractional Common Share following the implementation of the Common Share Consolidation will receive the nearest whole number of post-consolidation Common Shares.

Letters of transmittal were mailed to registered shareholders of the Company on June 26, 2017 and, if they have not done so already, such registered holders are required to deposit their share certificate(s), together with the duly completed letter of transmittal, with Computershare Trust Company of Canada, the Company's registrar and transfer agent. Non-registered shareholders holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Common Share Consolidation than those that will be put in place by the Company for registered shareholders. If shareholders hold their Common Shares through an intermediary and they have questions in this regard, they are encouraged to contact their intermediaries.

As a result of the Common Share Consolidation and in accordance with the convertible debenture indenture dated as of August 9, 2016, the conversion price of the 6.75% convertible unsecured subordinated debentures (the “Debentures”) of the Company has been increased to $8.10 per Common Share, being a rate of approximately 123.4568 Common Shares for each $1,000 principal amount of Debentures.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. More particularly and without limitation, this press release contains forward-looking statements regarding the expected date that the Common Shares will trade on a post-consolidation basis on the Toronto Stock Exchange and New York Stock Exchange. All statements, other than statements of historical facts, that address activities that Bellatrix assumes, plans, expects, believes, projects, aims, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements provided in this news release are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Bellatrix cautions that its intention to proceed with the Common Share Consolidation and other forward-looking statements relating to Bellatrix are subject to all of the risks and uncertainties normally incident to such endeavors. These risks relating to Bellatrix include, but are not limited to, the risk that trading on a post-consolidation basis will not take effect when expected and other risks as described in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2016) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.